UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 29, 2010

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

For Immediate Release:	January 29, 2010

Consolidated Financial Statements for the Third Quarter of Fiscal 2009 (Nine months ended December 31, 2009) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Takashi Tsukamoto President & CEO
For Inquiry:	Tatsuya Yamada General Manager, Accounting Phone: +81-3-5224-2030
Filing of Shihanki Hokokusho (scheduled): Trading Accounts:	February 12, 2010 Established
Commencement of Dividend Payment (scheduled):	—

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2009 (for the nine months ended December 31, 2009)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)

	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥	¥
3Q F2009	2,133,685	(23.1)	159,762	—	126,280	—	9.30	8.45
3Q F2008	2,777,294	—	(19,206)	—	(50,545)	—	(4,491.99)	—

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
3Q F2009	154,349,278	5,604,758	2.1	175.35
Fiscal 2008	152,723,070	4,186,606	1.3	104.38

Reference: Own Capital: As of December 31, 2009: ¥3,271,701 million; As of March 31, 2009: ¥2,133,751 million

Note: Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Annual
	¥	¥	¥	¥	¥
Fiscal 2008	—	0.00	—	10.00	10.00
Fiscal 2009	—	0.00	—
Fiscal 2009 (estimate)				8.00	8.00

Notes:	1.	Revision of estimates for cash dividends for shareholders of common stock during this quarter: No

	2.	Please refer to page 1-3 for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2009 (for the fiscal year ending March 31, 2010)

	(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥
Fiscal 2009	2,900,000	(17.4)	300,000	—	200,000	—	13.41

Notes:	1.	Revision of the earnings estimates during this quarter: No

	2.	The average number of shares of outstanding common stock for fiscal 2009 used in calculating the above Net Income per Share of Common Stock is based on the following:

•        The average of the “average number of shares during 1Q, 2Q and 3Q” and the “number of shares as of December 31, 2009 (which is assumed to be the average number of shares during 4Q of fiscal 2009)” is used.

•        The increase or decrease during 4Q of fiscal 2009, such as an increase in the number of shares of common stock due to the request for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock, is not taken into consideration.

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Mizuho Financial Group, Inc.

4. Others

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation):          Yes

[Newly consolidated: — (Company name: — ); Excluded: 1 (Company name: Mizuho Securities Co., Ltd.)]

Please refer to “QUALITATIVE INFORMATION AND FINANCIAL STATEMENTS” 4. Others on page 1-6 for details.

(2) Adoption of Simplified Accounting Methods and Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements:          Yes

Please refer to “QUALITATIVE INFORMATION AND FINANCIAL STATEMENTS” 4. Others on page 1-6 for details.

(3) Changes of Accounting Methods and Presentation of Quarterly Consolidated Financial Statements (to be described in the changes of fundamental and important matters for the preparation of Quarterly Consolidated Financial Statements)

 Changes due to revisions of accounting standards, etc.: No

‚ Changes other than  above: Yes

Please refer to “QUALITATIVE INFORMATION AND FINANCIAL STATEMENTS” 4. Others on page 1-6 for details.

(4) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of December 31, 2009:	15,335,797,940 shares
	As of March 31, 2009:	11,178,940,660 shares
‚ Period-end treasury stock:	As of December 31, 2009:	9,393,005 shares
	As of March 31, 2009:	11,335,903 shares
ƒ Average outstanding shares:	3Q Fiscal 2009:	13,572,772,650 shares
	3Q Fiscal 2008:	11,252,241 shares

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effect of changes in general economic conditions in Japan and elsewhere; our ability to avoid reputational harm; and the effectiveness of our operational, legal and other risk management policies.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

We conducted an allotment of shares or fractions of a share without consideration on January 4, 2009.

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Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Annual
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2008	—	0.00	—	20.00	20.00
Fiscal 2009	—	0.00	—		20.00
Fiscal 2009 (estimate)				20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2008	—	0.00	—	30.00	30.00
Fiscal 2009	—	0.00	—		30.00
Fiscal 2009 (estimate)				30.00

Retroactive Adjustments According to the Allotment of Shares or Fractions of a Share without Consideration

We conducted an allotment of shares or fractions of a share without consideration on January 4, 2009.

Per Share Information on the assumption that such allotment had been made at the beginning of the previous period would be as follows:

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
(Consolidated)	¥	¥
3Q F2008 (nine months ended December 31, 2008)	(4.49)	—

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Mizuho Financial Group, Inc.

[Notes to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

Reference:

For example, in the EDINET website, it is stated that “any information in English contained in this XBRL data that may be downloaded from the list is provided for reference purpose only, and the accuracy of the information is not assured.”

The examples of English account names, which are different in our financial statements and XBRL, include the following:

	Mizuho:	Reserves for Possible Losses on Loans	XBRL: Allowance for loan losses
	Mizuho:	Common Stock and Preferred Stock	XBRL: Capital Stock
	Mizuho:	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	XBRL: Valuation difference on available-for-sale securities
	Mizuho:	Other Operating Income (Expenses)	XBRL: Other ordinary income (expenses)
	Mizuho:	Other Ordinary Income (Expenses)	XBRL: Other income (expenses)

Please note that the names of the English accounts, including but not limited to, those other than the above examples, may be subject to change in the future.

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Mizuho Financial Group, Inc.

<QUALITATIVE INFORMATION AND FINANCIAL STATEMENTS>

(Please refer to “Summary Results for the Third Quarter of Fiscal 2009 (Nine months ended December 31, 2009)” on page 2-1 for more information.)

1. Qualitative Information related to the Consolidated Results of Operations

Looking back over the economic climate during the nine months ended December 31, 2009, the actions taken to stabilize the financial system and stimulate the economy by major countries in cooperation with each other in response to the financial crisis have been effective, and the global economy has emerged from its worst and is maintaining a gradual recovery.

The United States and the euro area showed a return to positive real GDP growth in the third quarter of calendar 2009 for the first time in five and six consecutive quarters, respectively, attributable mainly to the effects of economic stimulus policies. Also, in Asia, growth was maintained as strengthening of domestic demand in China induced exports from and production in neighboring countries.

As for the Japanese economy, it has entered a mild deflationary state with a severe employment and income environment continuing, and prospects of a self-sustaining recovery in domestic private-sector demand remain weak. However, exports and personal consumption, especially of durable goods, reflecting improvements in the foreign economic environment and the effectiveness of economic stimulus policies, continue to strengthen, and with a return to positive real GDP growth in the second quarter of calendar 2009 compared to the preceding quarter, the economy is recovering.

Nevertheless, in a situation where causes of concern exist, such as the effects of the cessation of economic stimulus packages and, particularly in advanced industrialized nations, worsening employment and deflation, it remains uncertain whether the global economy is capable of maintaining growth going forward as the risk that the economy will continue to stagnate still remains.

Given the above business environment, it is important for the Mizuho group to strengthen its profitability further by allocating management resources flexibly and by providing high-quality financial services to meet customers’ needs, while maintaining financial soundness and enhancing corporate governance such as risk management.

Reflecting the above economic environment, Net Income for the third quarter of fiscal 2009 (nine months ended December 31, 2009) amounted to ¥126.2 billion.

2. Qualitative Information related to the Consolidated Financial Conditions

Consolidated total assets as of December 31, 2009 amounted to ¥154,349.2 billion, increasing by ¥1,626.2 billion from the end of the previous fiscal year.

Net Assets amounted to ¥5,604.7 billion, increasing by ¥1,418.1 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥3,087.3 billion, Valuation and Translation Adjustments amounted to ¥184.3 billion, and Minority Interests amounted to ¥2,330.7 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥63,718.8 billion, decreasing by ¥6,801.3 billion from the end of the previous fiscal year while Securities were ¥40,037.6 billion, increasing by ¥9,864.0 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥74,387.8 billion, decreasing by ¥2,791.6 billion from the end of the previous fiscal year.

3. Qualitative Information related to the Consolidated Earnings Estimates

Based on the financial results for the third quarter of fiscal 2009, MHFG has not changed its consolidated earnings estimates for fiscal 2009, which were announced on November 13, 2009, and estimates Ordinary Income of ¥2,900.0 billion, Ordinary Profits of ¥300.0 billion and Net Income of ¥200.0 billion for fiscal 2009.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend on page 1-2 for a description of the factors that could affect our ability to meet these estimates.

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Mizuho Financial Group, Inc.

4. Others

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in scope of consolidation)

On May 7, 2009, Shinko Securities Co., Ltd. (“Shinko”) (which was an affiliate of MHFG) and Mizuho Securities Co., Ltd. (“MHSC”) (which was a subsidiary of MHFG) consummated a merger, under which Shinko became the surviving entity and MHSC became the absorbed entity. Accordingly, MHSC, which was a specified subsidiary of MHFG before the merger, ceased to be a specified subsidiary. Please refer to “(6) MATTERS RELATED TO COMBINATION AND OTHERS” on page 1-12 for more information.

(2) Adopted Simplified Accounting Methods and Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements

[Simplified Accounting Methods]

 Depreciation

As for tangible fixed assets that are depreciated by the declining-balance method, depreciation expense is computed by the proportional distribution of the depreciation expense for the fiscal year.

‚ Reserves for Possible Losses on Loans

For the claims mentioned below, reserves for possible losses on loans are maintained at the estimated rate of losses for the first half of fiscal 2009:

a.	The claims other than the claims extended to “Bankrupt Obligors” and “Substantially Bankrupt Obligors.”

b.	The claims other than the claims extended to “Intensive Control Obligors” for which reserves are provided for the losses estimated for each individual loan.

[Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements]

None

(3) Changes of Accounting Methods and Presentation of Quarterly Consolidated Financial Statements

[Standards of Accounting Method]

(Accounting Standard for Business Combinations and others)

As “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23, December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No.7 (Revised 2008), December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No.16 (Revised 2008), released on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10 (Revised 2008), December 26, 2008) can be applied for the first business combination and business departure conducted in the fiscal year beginning on or after April 1, 2009, MHFG has applied these accounting standards and others beginning with the first quarter of fiscal 2009.

[Changes in Presentation of Financial Statements]

(Consolidated Balance Sheet)

	While Derivatives other than for Trading Assets (Assets) and Derivatives other than for Trading Liabilities (Liabilities) were formerly included within Other Assets and Other Liabilities, respectively, they are separately presented from the previous fiscal year due to their increased materiality.

‚	During the first quarter, the points for the future use of Mizuho Mileage Club were abolished and the unused balance of points was cleared. In consequence, the total amount of the Reserve for Frequent Users Services provided for Mizuho Mileage Club was liquidated. As a result, the amount of the Reserve for Frequent Users Services is now immaterial, and beginning with the interim period, the Reserve for Frequent Users Services is now included within Other Liabilities.

The Reserve for Frequent Users Services included within Other Liabilities as of December 31, 2009 amounted to ¥1,005 million.

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Mizuho Financial Group, Inc.

(Quarterly Consolidated Statement of Income)

	Refund of Income Taxes formerly included within Current Income Taxes is separately presented from the first quarter of fiscal 2009 due to increased materiality.

‚	As “Cabinet Office Ordinance Partially Revising Regulation on Terminology, Forms and Preparation of Financial Statements” (Cabinet Office Ordinance No.5, March 24, 2009) can be applied from the beginning of the fiscal year which begins on or after April 1, 2009 based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), MHFG has presented “Income before Minority Interests” beginning with the first quarter of fiscal 2009.

[Additional Information]

(Reserve for Reimbursement of Debentures)

Even though the debentures derecognized from Liabilities had been recorded as a loss when claims were made, from the end of the previous fiscal year Reserve for Reimbursement of Debentures is recorded due to the availability of a reasonable estimate as a result of the development and analysis of data on claims.

As a result, Ordinary Profits and Income before Income Taxes and Minority Interests both decreased by ¥10,221 million compared with the corresponding amounts under the previously applied method.

(Issuance of New Shares by the Spread Method)

The spread method is adopted for the issuance of new shares (2,804,400 thousand shares) with a payment date of July 23, 2009. This is a method where the new shares are underwritten and purchased by the underwriters at the amount to be paid to MHFG (¥176.40 per share), and sold to the investors at an issue price (¥184.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the underwriters, and allocated to each of the underwriters as underwriting fees. Accordingly, Other Ordinary Expenses does not include the amount equivalent to such underwriting fees of ¥21,313 million related to the issuance.

The amount equivalent to such underwriting fees of ¥7,129 million, recognized as profit by consolidated subsidiaries, is eliminated and recorded as an increase in Capital Surplus.

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Mizuho Financial Group, Inc.

5. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2009	As of March 31, 2009 (Selected items)
Assets
Cash and Due from Banks	¥4,180,540	¥5,720,253
Call Loans and Bills Purchased	189,588	141,296
Receivables under Resale Agreements	7,251,935	6,270,321
Guarantee Deposits Paid under Securities Borrowing Transactions	6,166,813	5,819,418
Other Debt Purchased	2,260,408	2,612,368
Trading Assets	15,084,369	13,514,509
Money Held in Trust	94,674	40,693
Securities	40,037,643	30,173,632
Loans and Bills Discounted	63,718,886	70,520,224
Foreign Exchange Assets	648,547	980,003
Derivatives other than for Trading Assets	6,627,318	7,872,780
Other Assets	3,308,277	4,138,508
Tangible Fixed Assets	912,145	842,809
Intangible Fixed Assets	405,511	303,854
Deferred Tax Assets	621,784	722,160
Customers’ Liabilities for Acceptances and Guarantees	3,766,588	3,939,818
Reserves for Possible Losses on Loans	(925,738)	(889,579)
Reserve for Possible Losses on Investments	(18)	(3)

Total Assets	¥154,349,278	¥152,723,070

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Mizuho Financial Group, Inc.

	Millions of yen
	As of December 31, 2009	As of March 31, 2009 (Selected items)
Liabilities
Deposits	¥74,387,844	¥77,179,540
Negotiable Certificates of Deposit	9,819,845	9,359,479
Debentures	1,719,739	2,300,459
Call Money and Bills Sold	6,084,027	6,449,829
Payables under Repurchase Agreements	12,026,315	9,173,846
Guarantee Deposits Received under Securities Lending Transactions	5,042,059	4,110,941
Trading Liabilities	8,279,633	7,995,359
Borrowed Money	10,436,508	8,941,972
Foreign Exchange Liabilities	262,820	591,132
Short-term Bonds	487,696	428,785
Bonds and Notes	4,839,744	4,597,403
Due to Trust Accounts	1,041,948	986,147
Derivatives other than for Trading Liabilities	6,072,330	7,578,211
Other Liabilities	4,234,586	4,620,459
Reserve for Bonus Payments	25,297	47,942
Reserve for Employee Retirement Benefits	33,716	36,329
Reserve for Director and Corporate Auditor Retirement Benefits	1,977	1,978
Reserve for Possible Losses on Sales of Loans	25,277	28,711
Reserve for Contingencies	15,763	20,555
Reserve for Frequent Users Services		11,389
Reserve for Reimbursement of Deposits	13,485	13,605
Reserve for Reimbursement of Debentures	10,221	8,973
Reserves under Special Laws	2,213	1,750
Deferred Tax Liabilities	11,361	7,486
Deferred Tax Liabilities for Revaluation Reserve for Land	103,517	104,355
Acceptances and Guarantees	3,766,588	3,939,818

Total Liabilities	148,744,519	148,536,464

Net Assets
Common Stock and Preferred Stock	1,805,565	1,540,965
Capital Surplus	552,135	411,318
Retained Earnings	734,802	608,053
Treasury Stock	(5,183)	(6,218)

Total Shareholders’ Equity	3,087,319	2,554,119

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	41,355	(519,574)
Net Deferred Hedge Gains, net of Taxes	89,920	67,525
Revaluation Reserve for Land, net of Taxes	145,207	146,447
Foreign Currency Translation Adjustments	(92,101)	(114,765)

Total Valuation and Translation Adjustments	184,381	(420,367)

Stock Acquisition Rights	2,307	1,187
Minority Interests	2,330,750	2,051,667

Total Net Assets	5,604,758	4,186,606

Total Liabilities and Net Assets	¥154,349,278	¥152,723,070

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Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the nine months ended December 31, 2008	For the nine months ended December 31, 2009
Ordinary Income	¥2,777,294	¥2,133,685
Interest Income	1,658,907	1,195,892
Interest on Loans and Bills Discounted	1,041,034	808,101
Interest and Dividends on Securities	352,080	254,247
Fiduciary Income	41,291	34,751
Fee and Commission Income	366,344	395,647
Trading Income	297,436	239,508
Other Operating Income	208,117	152,838
Other Ordinary Income	205,196	115,046

Ordinary Expenses	2,796,500	1,973,922
Interest Expenses	890,590	332,260
Interest on Deposits	307,985	130,375
Interest on Debentures	13,680	9,501
Fee and Commission Expenses	78,062	73,447
Trading Expenses	4,309	—
Other Operating Expenses	240,236	119,708
General and Administrative Expenses	888,916	983,228
Other Ordinary Expenses	694,385	465,277

Ordinary Profits (Losses)	(19,206)	159,762

Extraordinary Gains	19,344	108,446

Extraordinary Losses	27,092	62,097

Income (Loss) before Income Taxes and Minority Interests	(26,953)	206,111

Income Taxes:
Current	18,910	20,448
Refund of Income Taxes		(6,064)
Deferred	(8,555)	(8,809)
Total Income Taxes	10,355	5,574

Income before Minority Interests		200,536

Minority Interests in Net Income	13,236	74,256

Net Income (Loss)	¥(50,545)	¥126,280

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Mizuho Financial Group, Inc.

(3) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

(4) SEGMENT INFORMATION BY TYPE OF BUSINESS

Segment Information by Type of Business

For the nine months ended December 31, 2008

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,430,822	258,222	88,249	2,777,294	—	2,777,294
(2) Inter-segment Ordinary Income	31,033	47,243	97,982	176,259	176,259	—

Total	2,461,856	305,466	186,231	2,953,553	176,259	2,777,294

Ordinary Profits (Losses)	(15,119)	(5,785)	8,147	(12,757)	6,448	(19,206)

Notes:	1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

	2.	Major components of type of business are as follows:

		(1)	Banking Business: banking and trust banking business
		(2)	Securities Business: securities business
		(3)	Other: investment advisory business and others

For the nine months ended December 31, 2009

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,788,333	276,761	68,591	2,133,685	—	2,133,685
(2) Inter-segment Ordinary Income	17,632	13,047	102,969	133,648	133,648	—

Total	1,805,965	289,808	171,560	2,267,333	133,648	2,133,685

Ordinary Profits (Losses)	119,560	49,683	(2,600)	166,644	6,881	159,762

Notes:	1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

	2.	Major components of type of business are as follows:

		(1)	Banking Business: banking and trust banking business
		(2)	Securities Business: securities business
		(3)	Other: investment advisory business and others

(5) NOTE FOR SIGNIFICANT CHANGES IN THE AMOUNT OF SHAREHOLDERS’ EQUITY

	Millions of yen
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2009	1,540,965	411,318	608,053	(6,218)	2,554,119

Changes for the nine months ended December 31, 2009
Issuance of New Shares	264,600	271,729	—	—	536,329
Cash Dividends	—	—	(131,015)	—	(131,015)
Net Income (Accumulated Period)	—	—	126,280	—	126,280
Repurchase of Treasury Stock	—	—	—	(3)	(3)
Disposition of Treasury Stock	—	—	(661)	1,038	376
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	(130,913)	130,913	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	1,232	—	1,232

Total Changes for the nine months ended December 31, 2009	264,600	140,816	126,749	1,034	533,200

Balance as of December 31, 2009	1,805,565	552,135	734,802	(5,183)	3,087,319

1-11

Mizuho Financial Group, Inc.

(6) MATTERS RELATED TO COMBINATION AND OTHERS

Mizuho Securities Co., Ltd. (“former MHSC”), MHFG’s consolidated subsidiary, and Shinko Securities Co., Ltd. (“Shinko”), an affiliate under the equity method, signed a merger agreement following the resolutions of respective board meetings on March 4, 2009. Upon the approval of the merger agreement at the respective general shareholders meetings held on April 3, 2009, the merger (“Merger”) took effect on May 7, 2009.

 Name of the acquired company, business type, major reasons for the combination, date of the combination, legal form of the combination, name of the company after the combination, voting rights ratio, and grounds for determination of the acquiring company

a. Name of the acquired company	Shinko Securities Co., Ltd.
b. Business type	Financial Instruments Business
c. Major reasons for the combination	It was determined that it is necessary, as a member of the Mizuho Financial Group, to leverage Shinko’s strength as a securities arm of a banking institution, to become more competitive in a market where there is now greater uncertainty, to improve our service providing-capabilities to our clients and furthermore to reestablish our business to enable us to offer competitive cutting-edge financial services on a global basis.
d. Date of the combination	May 7, 2009
e. Legal form of the combination	Shinko is the surviving entity, and the former MHSC is the absorbed entity.
f. Name of the company after the combination	Mizuho Securities, Co., Ltd.
g. Voting rights ratio	Voting rights ratio held before the combination: 27.32% Voting rights ratio additionally obtained on the combination date: 32.19% Voting rights ratio after acquisition: 59.51%
h. Grounds for determination of the acquiring company	As Mizuho Corporate Bank, Ltd., a shareholder of the former MHSC which is the legally absorbed entity, holds over half of the new company’s voting rights as a result of the Merger, the former MHSC is the acquiring company and Shinko is the acquired company under Accounting Standard for Business Combinations.

‚ Period of the acquired company’s results included in the quarterly consolidated financial statements

From May 7, 2009 to December 31, 2009

ƒ Acquisition cost and its breakdown of the acquired company

Consideration for acquisition: Common stock of the former MHSC	¥107,864 million
Expenses directly necessary for the combination: Advisory fees and others	¥118 million
Acquisition cost:	¥107,983 million

„ Merger ratio, calculation method, number of new shares to be issued, and gains and losses on step acquisition

a. Merger ratio:

Company Name	Shinko (surviving entity)	Former MHSC (absorbed entity)
Merger Ratio	1	122

b. Calculation method of merger ratio:

For the sake of fairness in calculating the merger ratio, Shinko and the former MHSC each appointed a third-party for valuations. Both companies made the final determination of the validity of the merger ratio based on the careful exchange of views between the two companies, taking into account the financial and asset situation of the two companies and other factors in a comprehensive manner.

1-12

Mizuho Financial Group, Inc.

c. Number of new shares to be issued:

Shares of common stock: 815,570,000 shares

d. Gains and losses on step acquisition: ¥(13,670) million (included in Extraordinary Losses)

… Amount, cause, and accounting method of negative goodwill incurred

a. Amount of negative goodwill incurred: ¥67,916 million (included in Extraordinary Gains)

b. Cause:

Difference between the amount corresponding to MHFG’s equity position in the acquired company and the acquisition cost.

c. Accounting method:

Recorded as profits for the fiscal year in which the negative goodwill incurred due to early adoption of “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008).

† Amount and breakdown of assets received and liabilities undertaken on the combination date

a. Assets:

Total assets:	¥2,321,155 million
Trading assets included in the above:	¥1,008,003 million

b. Liabilities:

Total liabilities:	¥2,020,673 million
Trading liabilities included in the above:	¥671,840 million

‡ Amount allocated to Intangible Fixed Assets other than goodwill, breakdown by major type, and weighted-average amortization period in total and by major type

a. Amount allocated to Intangible Fixed Assets:	¥73,949 million
b. Breakdown by major type:
Customer-Related Assets:	¥73,949 million
c. Weighted-average amortization period in total and by major type:
Customer-Related Assets:	16 years

ˆ Gains and losses on the change in equity position due to the merger of the acquiring company ¥(34,408) million (included in Extraordinary Losses)

1-13

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2009

(Nine months ended December 31, 2009)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

SUMMARY RESULTS FOR THE THIRD QUARTER OF FISCAL 2009 (Nine months ended December 31, 2009)			Page

2-1

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2009	See above Notes		Page

1. Income Analysis	CON	NON	3-1

2. Net Gains/Losses on Stocks	NON		3-3

3. Unrealized Gains/Losses on Securities	CON	NON	3-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		3-6

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3-7

6. Status of Deposits and Loans	NON		3-9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan or elsewhere.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Summary Results for the Third Quarter of Fiscal 2009

(Nine months ended December 31, 2009)

I. Summary of Income Analysis

➢	Consolidated Net Business Profits (Apr.1-Dec.31, 2009)

•	Consolidated Gross Profits for the nine months ended December 31, 2009 increased by JPY 134.3 billion on a year-on-year basis to JPY 1,493.2 billion.

•

Gross Profits of the banking subsidiaries for the same period increased by JPY 93.2 billion on a year-on-year basis to JPY 1,208.0 billion, due to an increase in income derived from flexible and timely operations in the Trading segment and other factors partly offset by a decrease in income from Customer Groups mainly due to a decline in deposit income reflecting the drop in market interest rates. Despite a year-on-year increase of JPY 27.9 billion in expenses associated with employee retirement benefits, G&A expenses increased slightly by JPY 3.3 billion on a year-on-year basis to JPY 674.8 billion, due to our overall cost reduction efforts.

•

Aggregated consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities* and Mizuho Investors Securities) increased by JPY 125.2 billion on a year-on-year basis to JPY 231.1 billion, mainly due to, in addition to an increase in commission income, the effect of the merger with Shinko Securities.

[*	Our financial results for the nine-month period from April to December 2008 did not include the results of Shinko Securities (Net Operating Revenues of JPY 73.5 billion and Ordinary Losses of JPY 8.3 billion), since Shinko Securities was an affiliate under the equity method of our group at that time.]

•	As a result, Consolidated Net Business Profits amounted to JPY 527.5 billion, a year-on-year increase of JPY 45.6 billion.

➢	Consolidated Net Income (Apr.1-Dec.31, 2009)

•

Consolidated Net Income for the nine months ended December 31, 2009 amounted to JPY 126.2 billion, a year-on-year increase of JPY 176.8 billion due to an improvement in Credit-related Costs and Net Gains (Losses) related to Stocks in addition to the aforementioned factors.

•	Consolidated Credit-related Costs amounted to JPY 216.4 billion, and Credit Cost Ratio of the 3 Banks was 31bps**, an improvement from 69bps for the full fiscal 2008.

**	Credit-related Costs for the 3Q of fiscal 2009 (Apr.1 – Dec.31, 2009) x 4/3 / Total claims under the Financial Reconstruction Law as of December 31, 2009 (aggregated amount of banking account and trust account)

•

Despite a gain of JPY 20.2 billion for the first half of fiscal 2009, Net Gains (Losses) related to Stocks recorded a loss in the amount of JPY 16.8 billion for the third quarter of fiscal 2009 (April 1 to December 31, 2009), mainly as a consequence of recording devaluation in the amount of JPY 46.5 billion for the three-month period from October to December 2009.

(Consolidated)

	3Q of FY2009 (Apr. 1 - Dec. 31, 2009)
		Change from 3Q of FY2008
(JPY Bn)
Consolidated Gross Profits	1,493.2	134.3
Consolidated Net Business Profits *	527.5	45.6
Credit-related Costs	-216.4	20.0
Net Gains (Losses) related to Stocks	-16.8	179.9
Ordinary Profits	159.7	178.9
Net Income	126.2	176.8

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	3Q of FY2009 (Apr. 1 - Dec. 31, 2009)
		Change from 3Q of FY2008
(JPY Bn)
Gross Profits *[1]	1,208.0	93.2
G&A Expenses (excluding Non-Recurring Losses)	-674.8	-3.3
Net Business Profits	533.2	89.8
Credit-related Costs *[2]	-165.1	53.9
Net Gains (Losses) related to Stocks	-15.5	204.6
Ordinary Profits	161.0	267.8
Net Income	200.4	203.9

*1	Includes impacts on banking subsidiaries (JPY 77.5 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs
*2	Includes impact of a review of the calculation method for reserve for possible losses on loans guaranteed by our credit guarantee subsidiary (JPY 26.8 billion, eliminated on a consolidated basis)

2-1

➢	Net Interest Income

•

The average loan balance for the three-month period from October to December 2009 decreased by JPY 2.9 trillion compared with the first half of fiscal 2009 mainly due to a decrease of JPY 1.5 trillion in loans to Deposit Insurance Corporation of Japan and the Japanese Government. Meanwhile, the loan balance as of the end of the third quarter of fiscal 2009 (December 31, 2009) was JPY 63.8 trillion, a decrease of JPY 0.4 trillion from that as of the end of the first half of fiscal 2009 (September 30, 2009; JPY 0.3 trillion of which was loans to Deposit Insurance Corporation of Japan and the Japanese Government).

•

The domestic loan-and-deposit rate margin (*2 shown on the graph below) for the three-month period from October to December 2009 was 1.40% with an improvement of 0.01% from that for the previous quarter (three-month period from July to September 2009).

•

Net Interest Income on a consolidated basis for the nine months ended December 31, 2009 increased by JPY 95.3 billion on a year-on-year basis to JPY 863.6 billion, with an increase in Net Interest Income in the Trading segment and other factors.

*1	Aggregate average balance of the 3 Banks for the period, excluding Trust Account and loans to Mizuho Financial Group, Inc.
Balance for overseas branches includes foreign exchange translation impact.

*2	Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government.

➢	Non-Interest Income

•

Net Fee and Commission Income of the 3 Banks for the nine months ended December 31, 2009 amounted to JPY 201.1 billion, a year-on-year decrease of JPY 6.7 billion. In a weak economic environment, this was primarily due to a decrease in fee and commission income from solution-related business and overseas business with corporate customers as well as a decrease in profits from trust and asset management business of Mizuho Trust & Banking.

•

Net Fee and Commission Income of the 3 Banks for the three-month period from October to December 2009 amounted to JPY 65.0 billion, a year-on-year increase of JPY 3.5 billion due to an increase in fee income associated with sales of investment trusts and individual annuities with individual customers and other factors.

2-2

II. Financial Soundness

➢	With respect to our financial soundness, our NPL Ratio remained at a low level of 1.93% (a decrease of 0.07% from September 30, 2009).

➢	Unrealized Gains (Losses) on Other Securities amounted to JPY 75.0 billion.

➢	We will announce our Consolidated Capital Adequacy Ratio (as of December 31, 2009) at a later date.

	December 31, 2009
		Change from Sep. 30, 2009
(JPY Bn, %)
Net Deferred Tax Assets (DTAs) (Consolidated)	610.4	-4.7
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,370.9	-60.2
NPL Ratio	1.93%	-0.07%
Unrealized Gains (Losses) on Other Securities (Consolidated) *	75.0	-85.1

*	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments.

For Floating-rate Japanese Government Bonds and the vast majority of foreign currency denominated securitization products, we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

III. Disciplined Capital Management

In light of factors including the financial market turmoil and global economic downturn, we have been putting more priority on “strengthening of stable capital base”.

Specifically, our medium-term target is to keep our consolidated Tier 1 capital ratio at 8% level, and we aim to maintain our prime capital* at a level of more than half of our Tier 1 capital. (Reference: As of September 30, 2009, our consolidated Tier 1 capital ratio and our prime capital ratio were 8.71% and 5.37%, respectively.)

* Prime Capital = Tier 1 capital–preferred securities–preferred stock (excluding mandatory convertible preferred stock)

We continue to pursue “disciplined capital management”, optimally balancing “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, our financial condition or other factors, and in light of on-going global discussions on capital.

➢	[Reference] Conversion of mandatory convertible preferred stock

•

During the three-month period from October to December 2009, the number of shares of our common stock increased by 154 million through requests for conversion of 46.8 million shares (JPY 46.8 billion) of Eleventh Series Class XI Preferred Stock. The outstanding balance of such preferred stock as of December 31, 2009 was JPY 547.4 billion (as a result, approximately 42% out of JPY 943.7 billion of the initial amount issued has been already converted into common stock).

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effect of changes in general economic conditions in Japan and elsewhere; our ability to avoid reputational harm; and the effectiveness of our operational, legal and other risk management policies.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

2-3

[Reference]

1.	Breakdown of Earnings by Business Segment

[3 Banks]	3Q of FY2009 (Apr. 1 - Dec. 31, 2009)
		Change from 3Q of FY2008
(JPY Bn)
Gross Profits	880.7	-76.7
G&A Expenses	-534.2	8.9
Customer Groups	346.4	-67.8
Gross Profits	327.3	169.9
G&A Expenses	-140.5	-12.4
Trading & Others	186.8	157.6
Gross Profits	1,208.0	93.2
G&A Expenses	-674.8	-3.3
Net Business Profits	533.2	89.8

(Note)	The figures of each segment are shown based on the internal management data for reference purposes.

The figures of “3Q of FY2009” reflect effects from changes in managerial accounting rules of Mizuho Bank (such as those for internal transfer rates for funding).

“Change from 3Q of FY2008” was calculated based on managerial accounting rules before the changes.

The figures of 3Q of FY2009 before changes in managerial accounting rules are as follows; “Customer Groups” (JPY 373.2 billion), “Trading and Others” (JPY 160.0 billion).

2.	Total Balance of Securitization Products and Details

[The group in total]

December 31, 2009 *
[balances on managerial accounting and fair value basis]	(JPY Bn)
Foreign currency denominated		555 (38)
RMBS, ABSCDO		236 (1)
Yen denominated		2,293 (133)
Securitization Products		2,848 (171)

*	Figures in brackets are the balances of Mizuho Securities including its overseas subsidiaries (all of which were held in trading accounts)

Please refer to the attachment, “Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures”.

•

The total P&L impact on our group of the global financial market turmoil (including P&L impact related to securitization products) for the nine months ended December 31, 2009 was limited to a loss of approximately JPY 5.0 billion.

3.	Gains (Losses) related to Hedging Transactions

•

As for credit and equity derivatives transactions entered into for hedging purposes at the banking subsidiaries, we recognized valuation losses related to such hedging transactions due to improvements in the credit and stock markets as follows;

For the nine months ended December 31, 2009:

- Losses on credit derivatives for credit risk hedging purposes:	JPY -84.0 Bn
- Losses on equity derivatives:	JPY -30.3 Bn

4.	Gains (Losses) due to the merger of Mizuho Securities and Shinko Securities

•

Net Extraordinary Gains on our consolidated basis in connection with the consummation of the merger between Mizuho Securities and Shinko Securities in May 2009 amounted to JPY 19.8 billion (negative goodwill incurred profits associated with the merger of these securities companies and other factors).

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-4

Attachment

Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures (the group in total)

(Managerial accounting basis)

1.	Breakdown of foreign currency denominated securitization products

Banking Subsidiaries

	(JPY Bn, round figures)
		Balances as of Mar. 31, 2009*1	Marks (%) as of Mar. 31, 2009	Balances as of Dec. 31, 2009*[1]	Marks (%) as of Dec. 31, 2009	Unrealized Gains/Losses as of Dec. 31, 2009	Realized Gains/Losses for 3Q FY2009*1	(Reference) Hedged proportions*2
	3 Banks (including overseas subsidiaries) = Banking account	(Fair Value)	(=Fair Value/ Face Value)	(Fair Value)	(=Fair Value/ Face Value)		(Apr. 1-Dec. 31, 2009)
1	Foreign currency denominated securitization products	540	62	*3 517	64	-14	2	approx.60%
2	ABSCDOs, CDOs	49	23	35	18	1	0	approx.40%
3	CDOs backed by RMBS	5	3	4	3	1	0	-
4	CDOs backed by claims against corporations (securitization products backed by original assets (non-securitized assets))	44	55	31	50	0	0	approx.40%
5	RMBS *4 (underlying assets outside US, mainly in Europe)	188	68	200	74	-4	2	approx.70%
6	ABS, CLOs and others	303	79	282	81	-11	-0	approx.50%
7	CLOs	182	90	182	94	-6	0	approx.50%
8	ABS	69	77	51	74	-1	3	approx.50%
9	CMBS	52	76	49	76	-4	-3	approx.70%

*1	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risk to third parties (hedged portion), a Reserve for Possible Losses on Investments has been provided against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans. The balance of reserve was approx. JPY 22 billion as of Dec. 31, 2009. Since securities were recognized at fair value on the consolidated balance sheet, the relevant balances as of Mar. 31, 2009 and Dec. 31, 2009 were those after being offset by the amount of Reserve for Possible Losses on Investments.
*2	The proportions of balances (fair value) of the securitization products, as of Dec. 31, 2009, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risk to third parties until maturity. In some of the securitization schemes, a portion of credit risk of the reference assets remained with Mizuho Financial Group through our retaining a small first loss position and a portion of senior tranches.

(Reference) CDS counterparties†1:

Financial services subsidiary (A- rating) of a multi-line insurance company: approx. JPY 154 billion

Government-affiliated financial institution (AA- rating): approx. JPY 90 billion

†1 Notional amount basis. Ratings were based on the lowest external ratings as of Dec. 31, 2009.

*3	The change in balance from Mar. 31, 2009 (approx. JPY -23 billion) included approx. JPY 6 billion decrease in balance due to foreign exchange translation impact primarily caused by appreciation of Japanese yen against the US dollar.
*4	Excluded US government-owned corporation bonds and government-sponsored enterprises bonds. The total balance (fair value) of the US government-owned corporation (Ginnie Mae) bonds and government-sponsored enterprises (GSE) (Fannie Mae, Freddie Mac) bonds held as of Dec. 31, 2009 was approx. JPY 582 billion, with approx. JPY 7 billion of unrealized gains. Almost all of the total balance was RMBS guaranteed by Ginnie Mae. There was no holding of stocks of these entities.

Securities Subsidiaries

	(JPY Bn, round figures)	Balances as of Mar. 31, 2009	Marks (%) as of Mar. 31, 2009	Balances as of Dec. 31, 2009	Marks (%) as of Dec. 31, 2009	Realized Gains/Losses for 3Q FY2009
	Mizuho Securities (including overseas subsidiaries) =Trading account	(Fair Value)	(=Fair Value/ Face Value)	(Fair Value)	(=Fair Value/ Face Value)	(Apr. 1-Dec. 31, 2009)
1	Foreign currency denominated securitization products	39	12	*1 38	14	0
2	ABSCDOs, CDOs	6	2	1	0	-0
3	CDOs backed by RMBS	6	2	*2 1	0	-0
4	CDOs backed by CMBS	-	-	-	-	0
5	RMBS	1	1	0	0	0
6	RMBS backed by US subprime mortgage loans	0	2	0	0	-0
7	RMBS except above*3 (RMBS backed by mid-prime loans, prime loans and others)	1	1	0	0	0
8	ABS, CLOs and others	32	79	37	80	-0
9	CLOs	24	83	20	76	-2
10	CMBS	0	14	0	8	-0
11	SIV-related	*4 8	72	*4 17	89	2

*1	The change in balance from Mar. 31, 2009 (approx. JPY -1 billion) included approx. JPY 2 billion decrease in balance due to foreign exchange translation impact primarily caused by appreciation of Japanese yen against the US dollar.
*2	The proportion of US subprime mortgage loan-related assets to the total underlying assets was approx. 20%.

Approx. 60% of the balance (fair value) consisted of Super Senior tranche.

*3	Excluded US government-owned corporation bonds and government-sponsored enterprises bonds. As of Dec. 31, 2009, approx. JPY 91 billion of RMBS issued or guaranteed by Ginnie Mae or GSE (Fannie Mae, Freddie Mac) and approx. JPY 126 billion of the corporate bonds issued by Fannie Mae or Freddie Mac were held for the purpose of, among other things, market-making activities in the US. There was no holding of stocks of these entities.
*4	Obtained senior bonds issued by a SIV, in settlement of CDS transactions where such bonds were treated as collateral. These CDS transactions were related to CDO structuring business.

(Note)	Please refer to the Mizuho Securities’ Summary of Financial Statements for the Nine months ended December 31, 2009 for more detailed information such as Credit Default Swaps (CDS) related to securitization products (total notional amount of approx. JPY 125 billion).

2-5

2. Other relevant information (Dec. 31, 2009)	(The figures below are rounded to JPY 1 Bn)

Banking Subsidiaries

➢	Loans Held for Sale (for which Reserve for Possible Losses on Sales of Loans was recorded)

•

Approximately JPY 25 billion of Reserve for Possible Losses on Sales of Loans was recorded against approximately JPY 103 billion of Loans Held for Sale associated with overseas LBO and other transactions (Reserve ratio: 24.4%).

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 29.4%, if including the balances of Loans Held for Sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•	Out of the above-mentioned JPY 103 billion, the LBO/MBO related Loans Held for Sale amounted to approximately JPY 84 billion, and the relevant reserve ratio was 27.4%.

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 32.5%, if including the balances of Loans Held for Sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

➢	Overseas ABCP program-related

•

The total assets of approximately JPY 61 billion acquired by overseas ABCP conduits, for which Mizuho Corporate Bank acted as a sponsor, included approximately JPY 33 billion of securitization products that were backed by credit card receivables and account receivables. No US subprime mortgage loan-related assets were included.

•

The balance of securitization products acquired by the aforementioned overseas ABCP conduits decreased by approximately JPY 49 billion from that as of Mar. 31, 2009 primarily due to redemptions at maturities.

➢	Securitization products and loans guaranteed by US financial guarantors (monolines)

Securitization products guaranteed by US monolines

•	Nil

(Approximately JPY 4 billion of securitization products held by Mizuho Corporate Bank, which were backed by auto lease receivables, were sold in the second quarter of FY 2009)

Loans guaranteed by US monolines

•

Approximately JPY 15 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately JPY 7 billion was drawn down). No US subprime mortgage loan-related exposures were included.

•	There were no particular concerns about the credit conditions of the aforementioned projects as of Dec. 31, 2009.

➢	Loans to mortgage lenders in US (working capital, etc.)

•	Approximately JPY 19 billion (approximately 30% of the lenders concerned had external ratings in the “A” range *1)

*1:	Based on the lowest external ratings as of Dec. 31, 2009

2-6

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2009

1. Income Analysis

CONSOLIDATED

		(Billions of yen)
		Third Quarter of Fiscal 2009 (Accumulated Period)	Change	Third Quarter of Fiscal 2008 (Accumulated Period)	Fiscal 2008
Consolidated Gross Profits	1	1,493.2	134.3	1,358.8	1,806.9
Net Interest Income	2	863.6	95.3	768.3	1,068.8
Fiduciary Income	3	34.7	(6.5)	41.2	55.8
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income	5	322.1	33.9	288.2	416.6
Net Trading Income	6	239.5	(53.6)	293.1	301.5
Net Other Operating Income	7	33.1	65.2	(32.1)	(35.9)
General and Administrative Expenses	8	(983.2)	(94.3)	(888.9)	(1,192.7)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(252.3)	(0.1)	(252.1)	(554.3)
Net Gains (Losses) related to Stocks	10	(16.8)	179.9	(196.8)	(400.2)
Equity in Income from Investments in Affiliates	11	2.2	1.6	0.5	(3.5)
Other	12	(83.1)	(42.4)	(40.7)	(51.1)

Ordinary Profits	13	159.7	178.9	(19.2)	(395.1)

Net Extraordinary Gains (Losses)	14	46.3	54.0	(7.7)	(10.7)
Reversal of Reserves for Possible Losses on Loans, etc.	15	35.8	20.2	15.6	17.6
Reversal of Reserve for Possible Losses on Investments	16	—	(0.0)	0.0	—

Income before Income Taxes and Minority Interests	17	206.1	233.0	(26.9)	(405.8)

Income Taxes	18	(5.5)	4.7	(10.3)	(157.3)
Income before Minority Interests	19	200.5	237.8	(37.3)	(563.2)
Minority Interests in Net Income	20	(74.2)	(61.0)	(13.2)	(25.5)

Net Income	21	126.2	176.8	(50.5)	(588.8)

Credit-related Costs (including Credit Costs for Trust Accounts)	22	(216.4)	20.0	(236.5)	(536.7)

*  Credit-related Costs [22] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [15] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	23	527.5	45.6	481.8	622.6

*  Consolidated Net Business Profits [23] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	24	165	15	150	145
Number of affiliates under the equity method	25	23	2	21	22

3-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Third Quarter of Fiscal 2009 (Accumulated Period)						Third Quarter of Fiscal 2008 (Accumulated Period)	Fiscal 2008
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	617.5	494.7	95.8	1,208.0	93.2	1,114.8	1,485.9
Net Interest Income	2	466.5	345.0	33.5	845.1	155.8	689.3	968.8
Fiduciary Income	3			34.2	34.2	(5.9)	40.2	54.5
Credit Costs for Trust Accounts	4			—	—	—	—	—
Net Fee and Commission Income	5	101.0	81.0	18.9	201.1	(6.7)	207.9	299.2
Net Trading Income	6	40.9	55.3	3.3	99.6	(107.6)	207.3	192.8
Net Other Operating Income	7	8.9	13.1	5.7	27.8	57.7	(29.8)	(29.4)
General and Administrative Expenses (excluding Non-Recurring Losses)	8	(425.8)	(181.6)	(67.3)	(674.8)	(3.3)	(671.4)	(909.3)

*Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	191.7	313.0	28.4	533.2	89.8	443.4	576.6

Reversal of (Provision for) General Reserve for Possible Losses on Loans	10	(5.8)	16.4	(0.3)	10.1	60.6	(50.4)	(107.0)

Net Business Profits	11	185.8	329.5	28.0	543.4	150.4	392.9	469.6
Net Gains (Losses) related to Bonds	12	8.3	26.5	5.5	40.4	39.3	1.0	(46.5)

Net Non-Recurring Gains (Losses)	13	(139.7)	(229.2)	(13.3)	(382.3)	117.3	(499.6)	(989.9)
Net Gains (Losses) related to Stocks	14	(9.0)	(6.5)	0.1	(15.5)	204.6	(220.1)	(444.2)
Expenses related to Portfolio Problems	15	(83.8)	(118.1)	(7.5)	(209.4)	11.9	(221.4)	(448.2)
Other	16	(46.8)	(104.5)	(5.8)	(157.3)	(99.2)	(58.0)	(97.4)

Ordinary Profits	17	46.1	100.2	14.7	161.0	267.8	(106.7)	(520.2)

Net Extraordinary Gains (Losses)	18	20.6	12.5	(0.6)	32.5	(72.1)	104.6	82.7
Reversal of Reserves for Possible Losses on Loans, etc.	19	23.1	10.9	—	34.1	(18.6)	52.7	15.9
Reversal of Reserve for Possible Losses on Investments	20	—	1.5	—	1.5	(82.1)	83.6	83.6

Income before Income Taxes	21	66.7	112.7	14.0	193.5	195.6	(2.0)	(437.4)

Income Taxes	22	10.2	(0.8)	(2.5)	6.8	8.3	(1.4)	(139.4)

Net Income	23	76.9	111.9	11.5	200.4	203.9	(3.5)	(576.9)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [4].

Credit-related Costs	24	(66.5)	(90.7)	(7.8)	(165.1)	53.9	(219.1)	(539.3)

*  Credit-related Costs [24] = Expenses related to Portfolio Problems [15] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [19] + Credit Costs for Trust Accounts [4]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25			—	—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	26	(5.8)	16.4	(0.3)	10.1	3.4	6.7	(107.0)
Losses on Write-offs of Loans	27	(36.3)	(34.0)	(4.8)	(75.2)	78.5	(153.7)	(255.0)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(21.7)	(64.1)	(2.3)	(88.2)	(23.6)	(64.5)	(158.8)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	—	0.2	0.0	0.2	0.2	0.0	(0.5)
Reversal of (Provision for) Reserve for Contingencies	30	—	1.0	(0.3)	0.6	0.1	0.5	(2.8)
Other (including Losses on Sales of Loans)	31	(2.5)	(10.2)	—	(12.8)	(4.6)	(8.1)	(14.9)
Total	32	(66.5)	(90.7)	(7.8)	(165.1)	53.9	(219.1)	(539.3)

3-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Third Quarter of Fiscal 2009 (Accumulated Period)	Change	Third Quarter of Fiscal 2008 (Accumulated Period)
Net Gains (Losses) related to Stocks	(13.9)	122.5	(136.5)
Gains on Sales	78.2	0.6	77.6
Losses on Sales	(9.2)	13.4	(22.6)
Impairment (Devaluation)	(54.2)	246.3	(300.5)
Reversal of (Provision for) Reserve for Possible Losses on Investments	1.5	(82.1)	83.6
Gains (Losses) on Derivatives other than for Trading	(30.3)	(55.7)	25.4

*   Figures include gains on Reversal of Reserve for Possible Losses on Investments in subsidiaries (eliminated as an intercompany gain on a consolidated basis) (included in Extraordinary Gains).

Mizuho Bank

	Third Quarter of Fiscal 2009 (Accumulated Period)	Change	Third Quarter of Fiscal 2008 (Accumulated Period)
Net Gains (Losses) related to Stocks	(9.0)	14.6	(23.6)
Gains on Sales	24.6	(6.3)	31.0
Losses on Sales	(2.3)	(0.3)	(1.9)
Impairment (Devaluation)	(11.1)	127.5	(138.6)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.0)	(83.6)	83.6
Gains (Losses) on Derivatives other than for Trading	(20.2)	(22.5)	2.3

*   Figures for the Third Quarter of Fiscal 2008 (Accumulated Period) include gains on Reversal of Reserve for Possible Losses on Investments in subsidiaries (eliminated as an intercompany gain on a consolidated basis) (included in Extraordinary Gains).

Mizuho Corporate Bank

	Third Quarter of Fiscal 2009 (Accumulated Period)	Change	Third Quarter of Fiscal 2008 (Accumulated Period)
Net Gains (Losses) related to Stocks	(5.0)	91.0	(96.1)
Gains on Sales	51.8	6.4	45.3
Losses on Sales	(6.6)	13.5	(20.2)
Impairment (Devaluation)	(41.7)	102.6	(144.3)
Reversal of (Provision for) Reserve for Possible Losses on Investments	1.5	1.5	—
Gains (Losses) on Derivatives other than for Trading	(10.0)	(33.1)	23.1

*   Figures for the Third Quarter of Fiscal 2009 (Accumulated Period) include gains on Reversal of Reserve for Possible Losses on Investments in subsidiaries (eliminated as an intercompany gain on a consolidated basis) (included in Extraordinary Gains).

Mizuho Trust & Banking

	Third Quarter of Fiscal 2009 (Accumulated Period)	Change	Third Quarter of Fiscal 2008 (Accumulated Period)
Net Gains (Losses) related to Stocks	0.1	16.8	(16.7)
Gains on Sales	1.7	0.4	1.2
Losses on Sales	(0.2)	0.2	(0.4)
Impairment (Devaluation)	(1.3)	16.1	(17.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.0)	(0.0)	(0.0)

3-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

CONSOLIDATED

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2009				As of September 30, 2009				As of December 31, 2008
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	38,531.5	89.9	654.9	564.9	36,569.1	206.5	728.6	522.1	29,208.8	(284.3)	595.4	879.8
Japanese Stocks	2,808.9	210.6	471.4	260.7	2,981.7	322.4	540.8	218.4	2,925.0	21.4	459.9	438.4
Japanese Bonds	27,377.8	90.8	101.5	10.7	25,700.5	84.4	95.9	11.4	18,798.0	42.2	66.7	24.4
Other	8,344.7	(211.5)	81.9	293.4	7,886.8	(200.2)	91.9	292.2	7,485.7	(348.0)	68.8	416.8

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*	Unrealized Gains/Losses include ¥14.8 billion, ¥46.3 billion and ¥75.5 billion, which were recognized in the statement of income as of the end of December 2009, as of the end of September 2009 and as of the end of December 2008, respectively, by applying the fair-value hedge method and others.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Billions of yen)
	As of December 31, 2009				As of September 30, 2009				As of December 31, 2008
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHFG (Consolidated)	506.3	5.3	5.3	—	411.1	2.9	2.9	0.0	237.4	2.5	2.5	—

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2009				As of September 30, 2009				As of December 31, 2008
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	16,752.0	(1.8)	148.0	149.8	17,005.9	43.5	180.5	136.9	11,438.5	(107.2)	138.0	245.2
Japanese Stocks	687.5	(15.9)	76.5	92.5	736.1	19.1	102.2	83.0	736.1	(76.9)	84.5	161.4
Japanese Bonds	13,633.2	51.4	58.1	6.6	13,532.5	48.8	56.0	7.1	7,789.8	18.1	30.7	12.5
Other	2,431.2	(37.3)	13.3	50.6	2,737.1	(24.4)	22.2	46.7	2,912.5	(48.5)	22.7	71.2
MHCB
Other Securities	19,410.1	56.3	414.5	358.1	16,986.3	117.8	452.6	334.7	15,383.7	(205.4)	378.5	584.0
Japanese Stocks	1,865.7	153.7	312.4	158.7	1,982.0	220.1	353.6	133.5	1,953.6	19.1	299.5	280.3
Japanese Bonds	12,332.1	28.9	32.1	3.1	10,532.7	26.9	30.3	3.3	9,365.4	23.0	31.1	8.1
Other	5,212.2	(126.3)	69.9	196.2	4,471.5	(129.2)	68.6	197.8	4,064.6	(247.6)	47.8	295.5
MHTB
Other Securities	1,722.0	26.6	63.2	36.5	1,799.1	38.2	69.9	31.7	1,816.4	7.7	50.8	43.1
Japanese Stocks	200.4	36.9	51.8	14.8	214.2	49.2	59.4	10.2	204.3	31.0	45.3	14.3
Japanese Bonds	967.1	9.4	10.3	0.9	996.4	7.9	8.7	0.8	1,310.4	0.2	4.0	3.8
Other	554.3	(19.7)	0.9	20.7	588.4	(18.8)	1.7	20.6	301.6	(23.4)	1.5	25.0
Total
Other Securities	37,884.2	81.2	625.8	544.5	35,791.3	199.7	703.1	503.4	28,638.7	(304.8)	567.4	872.3
Japanese Stocks	2,753.8	174.7	440.8	266.1	2,932.4	288.6	515.3	226.7	2,894.0	(26.7)	429.3	456.1
Japanese Bonds	26,932.5	89.9	100.6	10.7	25,061.8	83.6	95.1	11.4	18,465.7	41.4	65.9	24.4
Other	8,197.8	(183.4)	84.3	267.7	7,797.1	(172.5)	92.6	265.1	7,278.9	(319.6)	72.1	391.8

*	In addition to securities, NCDs and certain items in other debt purchased are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.

*	Unrealized Gains/Losses include ¥38.1 billion, ¥70.7 billion and ¥99.4 billion, which were recognized as Income/Loss as of the end of December 2009, as of the end of September 2009 and as of the end of December 2008, respectively, by applying the fair-value hedge method and other.

3-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2009				As of September 30, 2009				As of December 31, 2008
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	500.4	5.3	5.3	—	404.5	2.9	2.9	—	237.4	2.5	2.5	—
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	500.4	5.3	5.3	—	404.5	2.9	2.9	—	237.4	2.5	2.5	—

(3) Investments in Subsidiaries and Affiliates (which have readily determinable fair value)
	(Billions of yen)
	As of December 31, 2009				As of September 30, 2009				As of December 31, 2008
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	88.2	(29.0)	—	29.0	88.2	(23.2)	—	23.2	88.2	(40.9)	—	40.9
MHCB	338.0	(60.2)	—	60.2	338.0	(9.4)	—	9.4	55.6	(17.3)	—	17.3
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	426.3	(89.2)	—	89.2	426.3	(32.6)	—	32.6	143.9	(58.3)	—	58.3

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized as Income/Loss by applying the fair-value hedge method and other. They were excluded from Unrealized Gains/Losses on Other Securities.

These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2009			As of September 30, 2009	As of December 31, 2008
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2009	Change from December 31, 2008
Other Securities	75.0	(85.1)	435.0	160.2	(359.9)
Japanese Stocks	210.6	(111.7)	189.2	322.4	21.4
Japanese Bonds	68.0	27.8	99.3	40.1	(31.3)
Other	(203.6)	(1.2)	146.4	(202.3)	(350.0)

NON-CONSOLIDATED
Aggregated Figures of the 3 Banks
	(Billions of yen)
	As of December 31, 2009			As of September 30, 2009	As of December 31, 2008
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2009	Change from December 31, 2008
Other Securities	43.0	(85.8)	447.3	128.9	(404.3)
Japanese Stocks	174.7	(113.8)	201.4	288.6	(26.7)
Japanese Bonds	67.1	27.7	99.2	39.4	(32.1)
Other	(198.7)	0.2	146.6	(199.0)	(345.4)

3-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2009			As of September 30, 2009			As of December 31, 2008
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	127.7	94.5	33.1	118.3	101.1	17.1	154.1	136.6	17.5
MHCB	710.4	501.7	208.7	724.7	525.8	198.9	823.7	593.9	229.7
MHTB	61.9	72.5	(10.6)	59.6	69.5	(9.9)	50.6	59.2	(8.6)

Total	900.1	668.8	231.2	902.7	696.5	206.1	1,028.5	789.8	238.6

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of December 31, 2009	Change from September 30, 2009	Change from December 31, 2008	As of September 30, 2009	As of December 31, 2008
Consolidated

Claims against Bankrupt and Substantially Bankrupt Obligors	304.7	6.7	51.0	297.9	253.7
Claims with Collection Risk	659.1	(80.2)	173.9	739.4	485.2
Claims for Special Attention	463.7	16.4	(4.0)	447.2	467.7

Total	1,427.6	(57.0)	220.9	1,484.6	1,206.7

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	(0.0)	—	0.0
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—

Total	3.1	(0.0)	(0.0)	3.1	3.1

Total (Consolidated + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	304.7	6.7	51.0	297.9	253.7
Claims with Collection Risk	662.3	(80.2)	173.9	742.5	488.4
Claims for Special Attention	463.7	16.4	(4.0)	447.2	467.7

Total	1,430.8	(57.0)	220.9	1,487.8	1,209.8

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

3-7

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2009	Change from September 30, 2009	Change from December 31, 2008	As of September 30, 2009	As of December 31, 2008
Total (Banking Account + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	285.8	7.0	53.1	278.7	232.6
Claims with Collection Risk	652.4	(81.3)	170.7	733.7	481.6
Claims for Special Attention	432.7	14.0	(11.8)	418.6	444.6
Sub-total [1]	1,370.9	(60.2)	212.0	1,431.2	1,158.9
NPL ratio [1]/[2]	1.93%	(0.07)%	0.46%	2.01%	1.47%
Normal Claims	69,359.5	(201.6)	(8,231.6)	69,561.2	77,591.2

Total [2]	70,730.5	(261.9)	(8,019.6)	70,992.4	78,750.2

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	200.5	0.4	25.0	200.1	175.5
Claims with Collection Risk	397.9	(22.3)	3.9	420.3	394.0
Claims for Special Attention	262.6	12.3	26.3	250.2	236.3
Sub-total [3]	861.2	(9.5)	55.2	870.7	805.9
NPL ratio [3]/[4]	2.44%	0.00%	0.41%	2.44%	2.03%
Normal Claims	34,362.3	(437.0)	(4,508.9)	34,799.3	38,871.3

Total [4]	35,223.5	(446.5)	(4,453.7)	35,670.0	39,677.2

MHCB

Claims against Bankrupt and Substantially Bankrupt Obligors	30.7	(3.1)	16.5	33.8	14.1
Claims with Collection Risk	235.5	(47.6)	175.4	283.1	60.0
Claims for Special Attention	160.5	12.0	(38.9)	148.5	199.4
Sub-total [5]	426.7	(38.7)	153.0	465.5	273.7
NPL ratio [5]/[6]	1.33%	(0.13)%	0.56%	1.47%	0.77%
Normal Claims	31,440.9	343.1	(3,690.9)	31,097.8	35,131.9

Total [6]	31,867.7	304.3	(3,537.8)	31,563.4	35,405.6

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	54.5	9.8	11.6	44.7	42.9
Claims with Collection Risk	15.7	(11.4)	(8.6)	27.1	24.4
Claims for Special Attention	9.5	(10.3)	0.6	19.8	8.8
Sub-total [7]	79.8	(11.9)	3.6	91.8	76.2
NPL ratio [7]/[8]	2.21%	(0.25)%	0.11%	2.46%	2.09%
Normal Claims	3,529.1	(106.9)	(27.0)	3,636.0	3,556.1

Total [8]	3,608.9	(118.9)	(23.3)	3,727.8	3,632.3

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	(0.0)	—	0.0
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—
Sub-total [9]	3.1	(0.0)	(0.0)	3.1	3.1
NPL ratio [9]/[10]	10.32%	0.27%	1.33%	10.05%	8.99%
Normal Claims	27.0	(0.8)	(4.7)	27.9	31.8

Total [10]	30.2	(0.8)	(4.7)	31.0	34.9

Notes:	1. Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2. NPL: Non-Performing Loans

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Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2009	Change from September 30, 2009	Change from December 31, 2008	As of September 30, 2009	As of December 31, 2008

MHBK	54,589.7	216.8	329.5	54,372.9	54,260.1
MHCB	18,100.6	(672.4)	1,601.9	18,773.0	16,498.6
MHTB	2,575.8	(1.1)	(268.4)	2,576.9	2,844.3

Total	75,266.2	(456.7)	1,663.0	75,722.9	73,603.2

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2009	Change from September 30, 2009	Change from December 31, 2008	As of September 30, 2009	As of December 31, 2008
MHBK	54,540.9	205.3	48.9	54,335.5	54,492.0
Individual deposits	33,709.0	603.5	492.3	33,105.5	33,216.6
MHCB	10,184.4	(990.6)	1,090.2	11,175.0	9,094.2
Individual deposits	2.3	(0.6)	(3.8)	3.0	6.2
MHTB	2,568.7	0.7	(274.6)	2,567.9	2,843.4
Individual deposits	1,773.9	(20.0)	(76.9)	1,793.9	1,850.8

Total	67,294.1	(784.5)	864.4	68,078.6	66,429.6
Individual deposits	35,485.3	582.8	411.5	34,902.5	35,073.8

Note:	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2009	Change from September 30, 2009	Change from December 31, 2008	As of September 30, 2009	As of December 31, 2008
MHBK	32,810.4	(495.5)	(4,190.3)	33,305.9	37,000.7
MHCB	27,570.6	217.7	(2,943.2)	27,352.9	30,513.8
MHTB	3,495.4	(121.2)	(23.1)	3,616.7	3,518.6

Total	63,876.5	(399.0)	(7,156.6)	64,275.6	71,033.2

Note:	Loans to MHFG are included as follows:

As of December 31, 2009: ¥700.0 billion (from MHBK)

As of September 30, 2009: ¥700.0 billion (from MHBK)

As of December 31, 2008: ¥720.0 billion (from MHBK ¥360.0 billion; from MHCB ¥360.0 billion)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

		(%)
		Third Quarter of Fiscal 2009 (For the nine months)	Change	Third Quarter of Fiscal 2008 (For the nine months)	Fiscal 2008
MHBK
Return on Loans and Bills Discounted	1	1.57	(0.23)	1.80	1.77
Cost of Deposits and Debentures	2	0.16	(0.11)	0.28	0.26
Loan and Deposit Rate Margin [1]-[2]	3	1.41	(0.11)	1.52	1.50
MHCB
Return on Loans and Bills Discounted	4	1.20	(0.14)	1.35	1.34
Cost of Deposits and Debentures	5	0.24	(0.29)	0.53	0.49
Loan and Deposit Rate Margin [4]-[5]	6	0.96	0.14	0.82	0.84
Total
Return on Loans and Bills Discounted	7	1.44	(0.20)	1.64	1.62
Cost of Deposits and Debentures	8	0.18	(0.15)	0.34	0.31
Loan and Deposit Rate Margin [7]-[8]	9	1.26	(0.04)	1.30	1.30

Notes:    1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

               2. Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government

Total
Return on Loans and Bills Discounted	10	1.59	(0.19)	1.79	1.77
Loan and Deposit Rate Margin [10]-[8]	11	1.41	(0.03)	1.45	1.45

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